FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934
For the month of
May, 2015

UNILEVER PLC
(Translation of registrant's name into English)
UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______
Exhibit 99 attached hereto is incorporated herein by reference.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ T E LOVELL By T E LOVELL SECRETARY

Date:
1 June 2015
EXHIBIT INDEX

EXHIBIT NUMBER                                                      EXHIBIT DESCRIPTION
99                                           Notice to London Stock Exchange dated 1 June 2015

Exhibit 99

This Report on Form 6-K contains the following:

Exhibit 1:	Stock Exchange announcement dated 8 May 2015 entitled ' Director Declaration'
Exhibit 2:	Stock Exchange announcement dated 12 May 2015 entitled 'Director/PDMR shareholding'
Exhibit 3:	Stock Exchange announcement dated 21 May 2015 entitled 'Director/PDMR shareholding'

Exhibit 1:

Unilever PLC

Director Declaration

In accordance with Listing Rule 9.6.13 the following information is confirmed in respect of the appointment of Nils S Andersen, Vittorio Colao and Judith Hartmann to the Board of Unilever PLC on 30 April 2015:

Mr Nils S. Andersen (Non-Executive Director)
In accordance with paragraph 9.6.13(1):

Current directorships of publicly listed companies: · a member of the board of Inditex S.A. La Coruna, Spain (appointed 13 July 2010)

Previous directorships of publicly listed companies in the previous five years:

· Member of the Advisory Board, Danske Bank

In accordance with paragraphs 9.6.13(2)-(6) there are no details requiring disclosure.

Mr Vittorio Colao (Non-Executive Director with effect from 1 July 2015)
In accordance with paragraph 9.6.13(1):

Current directorships of publicly listed companies: · a member of the board of Directors of Vodafone Group Plc (appointed 9 October 2006)

In accordance with paragraphs 9.6.13(2)-(6) there are no details requiring disclosure.

Dr Judith Hartmann (Non-Executive Director)
In accordance with paragraph 9.6.13(1):

Current directorships of publicly listed companies:
· None

Previous directorships of publicly listed companies in the previous five years:

· Member of the Supervisory Board of Druck- und Verlagshaus Gruner + Jahr Aktiengesellschaft

· Director of RTL Group S.A.

In accordance with paragraphs 9.6.13(2)-(6) there are no details requiring disclosure.

8 May 2015

Exhibit 2:

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Unilever PLC was notified on 12 May 2015 of the following transaction which took place on 11 May 2015:

Mr P L Sigismondi (PDMR)
- purchase of 4 Unilever PLC Ordinary 3 1/9 pence shares at a price of 2868p per share under the Unilever PLC Share Incentive Plan.

The above transaction was carried out in the UK

This announcement is made following notifications under Disclosure and Transparency rule 3.1.4(R)(1)(a).

Name of contact and telephone number for queries:

SAMANTHA HOOD - +44(0)207 822 5928

Name of authorised official of issuer responsible for making notification:

TONIA LOVELL - COMPANY SECRETARY

12 May 2015

Exhibit 3:
NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Unilever PLC was notified on 21 May 2015 of the following transaction which took place on 21 May 2015:

Mr J-M Huët (Director) transferred 72,920 Unilever PLC Ordinary 3 1/9 pence shares at nil consideration to his connected person Mrs D Huët.

The above transaction was carried out in the UK.

This announcement is made following notifications under Disclosure and Transparency rule 3.1.4(R)(1)(a).

Name of contact and telephone number for queries:

SAMANTHA HOOD - +44(0)207 822 5928

Name of authorised official of issuer responsible for making notification:

TONIA LOVELL - COMPANY SECRETARY

21 May 2015

Safe Harbour
This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance.
Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which cause actual results to differ materially are: Unilever's global brands not meeting consumer preferences; Unilever's ability to innovate and remain competitive; Unilever's investment choices in its portfolio management; inability to find sustainable solutions to support long-term growth; customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain; the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; successful execution of acquisitions, divestitures and business transformation projects; economic and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Group's Annual Report on Form 20-F for the year ended 31 December 2014 and the Annual Report and Accounts 2014. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.